4960 Conference Way North, Suite 100
Boca Raton, Florida 33431
July 29, 2009
Mr. Jorge Bonilla
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3010

Re:	Bluegreen Corporation Form 10-K for the year ended 12/31/2008 Filed on 3/16/2009 Preliminary Proxy Statement on Schedule 14A Filed on 4/15/2009 File No. 001-09292
Dear Mr. Bonilla:
     Set forth below is the response of Bluegreen Corporation (the “Company”) to the comment of the Staff regarding the above-referenced filings included in your letter to me dated July 21, 2009.
Form 10-K for fiscal year ended December 31, 2008
Exhibit A — Compensation Discussion and Analysis
Cash Bonus
1. We note your response to our prior comment 1 and reissue that comment in part. Please revise to include the regional timeshare sales and field operating profit targets and expand your narrative to explain the material terms of the program necessary to understand how the bonus was determined. Please supplementally tell us what the revised disclosure would look like and revise your future filings accordingly.
     The Company acknowledges the Staff’s comment with respect to the “Cash Bonus” section of the Company’s “Compensation Discussion and Analysis.” As requested by, and as discussed with, the Staff, the Company proposes to revise the applicable portions of such section as follows:
“Cash Bonus
As described above, the Compensation Committee attempts to structure the compensation program for our Named Executive Officers with the goal of motivating them to achieve our business objectives and to reward them upon achievement of those objectives. In furtherance of that goal, the Company has an annual incentive program, which is a cash bonus plan that includes ~~elements~~ a formula-based element pursuant to which bonuses are tied to the financial performance of the Company and its divisions. ~~achievement of pre-established divisional and Company-wide annual financial performance objectives.~~ The determination relating to the financial performance measures and other components used for purposes of calculating the bonus that each Named Executive Officer will be eligible to receive under the annual incentive program is ~~objectives are established~~ made each year during our annual budget process ~~and are intended to promote~~ with a view towards promoting the growth and profitability of the Company. The portion of an executive officer’s cash bonus under our annual incentive program that is related to financial performance ~~objectives~~ measures varies based upon the impact that the Compensation Committee believes he or she has on the overall corporate and divisional financial performance. Each executive officer’s bonus is intended to take into account corporate and individual components, which are weighted according to the executive officer’s responsibilities. The financial performance ~~objectives~~ measures generally include earnings per share and field operating profit (by division) ~~targets~~. Specifically, during 2008, the Named Executive Officers (other than Mr. Maloney, who was only eligible to receive a discretionary bonus under the annual incentive program) were eligible to receive bonuses under the formula-based component of the Company’s annual incentive program as follows:

Mr. Koscher	Bonus payable in an amount equal to  ~~a percentage~~ 1.55% of Bluegreen Communities’ field operating profit in 2008 , ~~as calculated pursuant to the terms of the program~~

Mr. Puleo	Bonus payable in an amount equal to the product of (i) ~~Mr. Puleo’s targeted bonus of~~ $225,000 divided by the Company’s budgeted earnings per share for 2008 of $1.10 and (ii) the Company’s earnings per share for the year

Mr. Pontius	Bonus payable in an amount equal to the product of (i) ~~Mr. Pontius’ targeted bonus of~~ $500,000 divided by Bluegreen Resorts’ budgeted field operating profit for 2008 of approximately $94,000,000 and (ii) Bluegreen Resorts’ field operating profit for the year, ~~as calculated pursuant to the terms of the program,~~ with a maximum bonus of $750,000

Mr. Bidgood	Bonus payable in an amount equal to the sum of (i) 0.08% of the timeshare sales generated by regions over which he had responsibility during 2008~~, as calculated pursuant to the terms of the program,~~ and (ii) 0.5% of the field operating profit generated by regions over which he had responsibility during 2008~~, as calculated pursuant to the terms of the program, with an aggregate targeted bonus of $600,000~~
For purposes of determining the bonuses payable to each of Messrs. Koscher, Pontius and Bidgood, “field operating profit” means operating profit prior to the allocation of corporate overhead, interest income, other income and expense items, interest expense, minority interest, provision for income taxes, restructuring charges, goodwill impairment charges and the cumulative effect of changes in accounting principle and excludes certain other adjustments required by generally accepted accounting principles.
Based on ~~the performance objectives and~~ the results of the Company and its divisions during 2008, ~~as calculated pursuant to the terms of the program,~~ Messrs. Koscher and Puleo did not receive bonuses under the formula-based component of the Company’s annual incentive program, while Messrs. Pontius and Bidgood were paid bonuses of $503,277 and $751,182, respectively, under the program. ~~formula-based component of the Company’s annual incentive program. Specifically,~~ Mr. Pontius’ bonus was based on Bluegreen Resorts generating field operating profit for 2008 of approximately $95,000,000, ~~while~~ and Mr. Bidgood’s bonus was based on applicable timeshare sales of approximately $490,000,000 and applicable field operating profit of approximately $72,000,000. ~~Messrs. Koscher and Puleo did not receive bonuses under the formula-based component of the Company’s annual incentive program as the performance objectives set for them were not achieved during 2008.~~”
In connection with this response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or require any additional information, please feel free to contact me at (561) 912-8270.

     Thank you for your assistance.

Sincerely,
/s/ Anthony M. Puleo
Anthony M. Puleo,
Senior Vice President, Chief Financial Officer and Treasurer